Exhibit 99.1

Endesa Conference Call on First Half 2003 Results

    NEW YORK--(BUSINESS WIRE)--July 16, 2003--Endesa (NYSE:ELE) reminds you that the release of its first half 2003 unaudited financial results will be on Wednesday July 30th, 2003 before the Spanish stock market opens (3:00 am New York time).
    The same day at 4:00am (New York time) there will be a conference call hosted by Mr Rafael Miranda, Chief Executive Officer and Mr Jose Luis Palomo, Chief Financial Officer. The conference call will be held in English.
    The conference call will be webcast from Endesa's web site
(www.endesa.es).
    In order to ease access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our website.
    For additional information please contact Jacinto Pariente at NY Investor Relations Office, tel. 212 750 7200.

    CONTACT: Endesa
             Jacinto Pariente, 212-750-7200